Exhibit 99.1

PRELIMINARY NOTE

The unaudited condensed Consolidated Financial Statements for the three month period ended March 31, 2025, included herein, have been prepared in accordance with International Accounting Standard 34 (“IAS 34”)– Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are presented in U.S. dollars. All references in this interim report to “$” and “U.S. dollars” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties and are made in light of information currently available to us. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Many important factors may adversely affect such forward-looking statements and cause actual results to differ from those in any forward-looking statement, including, without limitation, inconclusive clinical trial results or clinical trials failing to achieve one or more endpoints; early data not being repeated in ongoing or future clinical trials; promising preclinical data not yielding positive clinical results; failures to secure required regulatory approvals; regulatory developments in the United States and European Union and its member countries, and other countries; disruptions from failures by third-parties on whom we rely in connection with our clinical trials; delays or negative determinations by regulatory authorities; changes or increases in oversight and regulation; increased competition; manufacturing delays or problems; inability to achieve enrollment targets; disagreements with our collaboration partners or failures of collaboration partners to pursue product candidates; legal challenges, including product liability claims or intellectual property disputes or disputes with respect to a licensing agreement; any failure to achieve potential benefits or our licensing agreements with licensees or to enter into future arrangements; the ability and willingness of licensees to actively pursue development activities under our collaboration agreements; commercialization factors, including regulatory approval and pricing determinations; disruptions to access to raw materials or starting material; delays or disruptions at our in-house manufacturing facilities; proliferation and continuous evolution of new technologies; capital resource constraints; the rate and degree of market acceptance of, and demand for, our product candidates; dislocations in the capital markets; our ability to attract and retain key scientific and management personnel; and other important factors described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20-F, as amended, filed with the Securities and Exchange Commission (the “SEC”) on March 14, 2025 (the “Annual Report”) and under “Risk Factors” in the interim reports that we file with the SEC. As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

We own various trademark registrations and applications, and unregistered trademarks and service marks, including Cellectis®, TALEN® and our corporate logos, and all such trademarks and service marks appearing in this interim report are the property of Cellectis. All other trade names, trademarks and service marks of other companies appearing in this interim report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this interim report may be referred to without the ® and ™ symbols, but such references, or the failure of such symbols to appear, should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

As used in this interim report, the terms “Cellectis,” “we,” “our,” “us,” and “the Company” refer to Cellectis S.A. and its subsidiaries, taken as a whole, unless the context otherwise requires. References to “Calyxt” refer to Calyxt, Inc. (renamed Cibus, Inc,. as of May 31, 2023) and its subsidiaries, taken as a whole. With respect to disclosures relating to the period after May 31, 2023, references to the “Group” refer to Cellectis S.A., Cellectis, Inc. and Cellectis Biologics, Inc.

PART I – FINANCIAL INFORMATION

Item 1. Unaudited Interim Condensed Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CONSOLIDATED FINANCIAL POSITION

$ in thousands

		As of
	Notes	December 31, 2024	March 31, 2025
ASSETS
Non-current assets
Intangible assets		1,116	242
Property, plant and equipment	7	45,895	44,451
Right-of-use assets	6	29,968	28,482
Non-current financial assets	8	7,521	5,262
Other non-current assets	8	11,594	13,443
Deferred tax assets		382	382
Total non-current assets		96,476	92,262
Current assets
Trade receivables	9.1	6,714	7,870
Subsidies receivables	9.2	14,521	15,117
Other current assets	9.3	5,528	5,147
Current financial assets	11.1	117,055	116,055
Cash and cash equivalents	11.2	143,251	127,636
Total current assets		287,069	271,825
TOTAL ASSETS		383,544	364,086

LIABILITIES
Shareholders’ equity
Share capital	15	5,889	5,900
Premiums related to the share capital	15	494,288	495,266
Currency translation adjustment		(39,537)	(37,271)
Retained earnings (deficit)		(292,846)	(329,563)
Net income (loss)		(36,761)	(18,128)
Total shareholders’ equity - Group Share		131,033	116,204
Total shareholders’ equity		131,033	116,204
Non-current liabilities
Non-current financial liabilities	12	50,882	51,037
Non-current lease debts	12	34,245	33,138
Non-current provisions	18	1,115	1,139
Total non-current liabilities		86,241	85,314
Current liabilities
Current financial liabilities	12	16,134	16,786
Current lease debts	12	8,385	7,862
Trade payables		18,664	17,209
Deferred income and contract liabilities	14	112,161	113,304
Current provisions	18	828	843
Other current liabilities	13	10,097	6,565
Total current liabilities		166,269	162,569
Total liabilities		252,511	247,883
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		383,544	364,086

The accompanying notes form an integral part of these unaudited Interim Condensed Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CONSOLIDATED OPERATIONS

$ in thousands, except share and per share amounts

		For the three-month period ended March 31,
	Notes	2024	2025

Revenues and other income
Revenues	4.1	4,528	10,655
Other income	4.1	1,970	1,373
Total revenues and other income		6,498	12,029
Operating expenses
Research and development expenses	4.2	(22,324)	(21,932)
Selling, general and administrative expenses	4.2	(5,104)	(4,702)
Other operating income (expenses)	4.2	35	426
Total operating expenses and other operating income		(27,392)	(26,208)
Operating income (loss)		(20,894)	(14,179)
Financial income	4.3	29,410	6,298
Financial expenses	4.3	(3,136)	(10,246)
Net Financial gain (loss)		26,275	(3,948)
Income tax	4.4	262	-
Net income (loss)		5,643	(18,128)
Attributable to shareholders of Cellectis		5,643	(18,128)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	17
Basic net income (loss) attributable to shareholders of Cellectis, per share ($ /share)		0.08	(0.18)
Diluted net income (loss) attributable to shareholders of Cellectis, per share ($ /share)		(0.15)	(0.18)

The accompanying notes form an integral part of these unaudited Interim Condensed Consolidated Financial Statements

UNAUDITED INTERIM CONDENSED STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

For the three-month period ended March 31,

$ in thousands

	For the three-month period ended March 31,
	2024*	2025

Net income (loss)	5,643	(18,128)
Actuarial gains and losses	(27)	56
Currency translation adjustment generated by the parent company	(2,264)	5,317
Other comprehensive income (loss) that will not be reclassified subsequently to income or loss from continued operations	(2,292)	5,374
Currency translation adjustment	1,712	(3,051)
Other comprehensive income (loss) that will be reclassified subsequently to income or loss from continuing operations	1,712	(3,051)
Total other comprehensive income (loss)	(580)	2,323
Total Comprehensive income (loss)	5,063	(15,805)
Attributable to shareholders of Cellectis	5,063	(15,805)

* In 2025, the Group presents currency translation adjustments generated by the parent company separately from other currency translation adjustments in the Statements of Comprehensive Income (Loss). Comparative amounts were reclassified for consistency.

The accompanying notes form an integral part of these unaudited Interim Condensed Consolidated Financial Statement

Cellectis S.A.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

$ in thousands

		For the three-month period ended March 31,
	Notes	2024	2025
Cash flows from operating activities
Net income (loss) for the period		5,643	(18,128)
Adjustment to reconcile net income (loss) to cash provided by (used in) operating activities
Adjustments for
Amortization and depreciation	4.2	4,569	4,931
Net loss (income) on disposals			1
Net financial loss (gain)	4.3	(26,275)	3,948
Income tax		(262)	-
Expenses related to share-based payments	16	887	976
Provisions		(704)	8
Other non-cash items		-	927
Realized foreign exchange gain (loss)		(146)	750
Operating cash flows before change in working capital		(16,287)	(6,588)
Decrease (increase) in trade receivables and other current assets		(13,464)	(230)
Decrease (increase) in subsidies and tax receivables		(2,213)	(1,337)
(Decrease) increase in trade payables and other current liabilities		(5,885)	(6,289)
(Decrease) increase in deferred revenues and contract liabilities		12,671	(3,363)
Change in working capital		(8,891)	(11,219)
Interest received		1,863	648
Net cash flows used in operating activities		(23,315)	(17,160)

Cash flows from investment activities
Acquisition of intangible assets		(37)	-
Acquisition of property, plant and equipment	7	(218)	(395)
Net change in non-current financial assets		(105)	160
Sale of current financial assets	11	-	9,494
Acquisition of current financial assets	11	(1,692)	(5,037)
Cash flows provided by (used in) investment activities		(2,051)	4,223

Cash flows from financing activities
Increase in borrowings		16,251	-
Decrease in borrowings	12	(1,315)	(1,247)
Interest paid on financial debt	12	(226)	(152)
Payments on lease debts	12	(2,814)	(2,692)
Net cash flows provided by (used in) financing activities		11,896	(4,090)
(Decrease) increase in cash and cash equivalents		(13,470)	(17,028)

Cash and cash equivalents at the beginning of the period		136,708	143,251
Effect of exchange rate changes on cash		(267)	1,412
Cash and cash equivalents at the end of the period	11	122,971	127,636

The accompanying notes form an integral part of these unaudited Interim Condensed Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

$ in thousands, except share data

		Share Capital
	Notes	Number of ordinary shares	Number of preferred shares	Amount	Premiums related to share capital	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	Total Shareholders’ Equity

As of January 1, 2024		71,751,201	-	4,365	522,785	(36,690)	(304,707)	(101,059)	84,695
Net Income (loss)		-	-	-	-	-	-	5,643	5,643
Other comprehensive income (loss)		-	-	-	-	(553)	(27)	-	(580)
Total comprehensive income (loss)		-	-	-	-	(553)	(27)	5,643	5,063
Allocation of prior period loss (2)		-	-	-	-	-	(101,059)	101,059	-
Exercise of share warrants, employee warrants, stock-options and vesting of free-shares		204,334	-	11	-	-	-	-	11
Non-cash stock-based compensation expense	16	-	-	-	887	-	-	-	887
Other movements		-	-	-	(76)	-	(15)	-	(90)
As of March 31, 2024		71,955,535	-	4,376	523,596	(37,243)	(405,808)	5,643	90,566

As of January 1, 2025		72,093,873	28,000,000	5,889	494,288	(39,537)	(292,846)	(36,761)	131,033
Net Income (loss)								(18,128)	(18,128)
Other comprehensive income (loss)						2,267	56		2,323
Total comprehensive income (loss)		-	-	-	-	2,267	56	(18,128)	(15,805)
Allocation of prior period loss (1)							(36,761)	36,761
Exercise of share warrants, employee warrants, stock-options and vesting of free-shares	15	196,347		10	2		(12)
Non-cash stock-based compensation expense	16				976				976
As of March 31, 2025		72,290,220	28,000,000	5,900	495,266	(37,271)	(329,563)	(18,128)	116,204

(1) The loss for the year ended December 31, 2024 is allocated to retained earnings in the statements of changes in consolidated shareholders' equity pending the decision of the Annual General Meeting of shareholders on the allocation of this loss.

(2) The loss for the year ended December 31, 2023 was allocated to retained earnings in the statements of changes in consolidated shareholders' equity previously filed for the three-month period ended March 31, 2024 pending the decision of the Annual General Meeting of shareholders on the allocation of this loss which took place on June 28, 2024. The loss for the year ended December 31, 2023 was ultimately allocated to premiums related to share capital for $112,911 thousand and as a reduction of retained deficit for $11,852 thousand.

The accompanying notes form an integral part of these unaudited Interim Condensed Consolidated Financial Statements.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2025

Note 1. The Company

Cellectis S.A. (hereinafter “Cellectis” or “we”) is a limited liability company (“société anonyme”) registered and domiciled in Paris, France.

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop products based on gene-editing, with a portfolio of allogeneic Chimeric Antigen Receptor T-cells (“UCART”) product candidates in the field of immuno-oncology and gene therapy product candidates in other therapeutic indications.

Our UCART product candidates, based on gene-edited T-cells that express Chimeric Antigen Receptors (“CARs”), seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products that are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity.

Together with our focus on immuno-oncology, we are using our gene-editing technologies to develop cell and gene therapy product candidates for genetic diseases.

Cellectis S.A., Cellectis, Inc., Cellectis Biologics, Inc., as a consolidated group of companies, are sometimes referred to as the “Group.”

Note 2. Accounting principles

2.1 Basis for preparation

The Unaudited Interim Condensed Consolidated Financial Statements of Cellectis as of, and for the three-month period ended March 31, 2025 were approved by our Board of Directors on May 12, 2025.

The Interim Condensed Consolidated Financial Statements are presented in thousands of U.S. dollars. See Note 2.2.

These Interim Condensed Consolidated Financial Statements for the three months ended March 31, 2025 have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Group's last annual consolidated financial statements as at and for the year ended December 31, 2024 ("last annual financial statements"). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards. However selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group's financial position and performance since the last annual financial statements.

The Interim Condensed Consolidated Financial Statements as of and for the three-month period ended March 31, 2025 have been prepared using the same accounting policies and methods as those applied for the year ended December 31, 2024, except as described below related to the new or amended accounting standards applied.

The Group presents its operations as one reportable segment corresponding to the Therapeutics segment.

Application of new or amended accounting standards or new amendments

The following pronouncements and related amendments have been adopted by us from January 1, 2025 but had no significant impact on the Interim Condensed Consolidated Financial Statements:

•
Amendments to IAS 21 regarding the lack of exchangeability of foreign currency (issued in August 2023 and effective for the accounting periods beginning on or after January 1, 2025)

Accounting standards, interpretations and amendments issued but not yet effective

The following pronouncements and related amendments are applicable for periods beginning after January 1, 2025, as specified below :

•
Annual Improvements to IFRS Accounting Standards - Amendments to :
o
IFRS 1 First-time adoption of International Financial Reporting Standards;
o
IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7;
o
IFRS 9 Financial Instruments;
o
IFRS 10 Consolidated Financial Statements;
o
IAS 7 Statement of Cash Flows (issued in July 2024 and effective for the accounting periods beginning on or after January 1, 2026);
•
IFRS 18 Presentation and Disclosure in Financial Statements (issued in July 2024 and effective for the accounting periods beginning on or after January 1, 2027)
•
IFRS 19 Subsidiaries without Public Accountability: Disclosures (issued in April 2024 and effective for the accounting periods beginning on or after January 1, 2027)
•
Amendments to IFRS 9 and IFRS 7 regarding Contracts Referencing Nature-dependent Electricity (effective for the accounting periods beginning on or after January 1, 2026)

The Group has not early adopted any of these pronouncements and amendments and is in progress to assess if any impact.

Going concern

The Interim Condensed Consolidated Financial Statements were prepared on a going concern basis.

With cash and cash equivalents of $127.6 million and deposits of $114.0 million as of March 31, 2025, the Company believes its cash and cash equivalents and deposits will be sufficient to fund its operations into the second half of 2027 and therefore for at least twelve months following the unaudited interim condensed consolidated financial statements' publication.

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect or choose to revise our strategy to extend our cash runway.

2.2 Currency of the financial statements

The Interim Condensed Consolidated Financial Statements are presented in U.S. dollars, which differs from the functional currency of Cellectis, which is the euro. We believe that this presentation enhances the comparability with peers, which primarily present their financial statements in U.S. dollars.

All financial information (unless indicated otherwise) is presented in thousands of U.S. dollars.

2.3 Accounting treatment of transactions with AstraZeneca

We present below the accounting treatment applied in the Interim Condensed Consolidated Financial Statements of Cellectis as of and for the three-month period ended March 31, 2025 concerning the collaboration and investment agreements entered into with AstraZeneca Holdings B.V. ("AZ Holdings") and AstraZeneca Ireland Limited ("AZ Ireland") and, together with AZ Holdings and their respective affiliates, "AstraZeneca". The purpose of this note is to bring together information on these transactions and their accounting treatment in the Group's financial statements. It is supplemented by information on the specific financial statement items impacted by these transactions in the notes to the financial statements dedicated to these items hereafter.

On November 1, 2023, Cellectis and AstraZeneca entered into a Joint Research and Collaboration Agreement (the “AZ JRCA”) and an Initial Investment Agreement ("IIA"). Pursuant to the AZ JRCA, AZ Ireland and Cellectis agreed to collaborate to develop up to 10 novel cell and gene therapy candidate products, selected from a larger pool of potential targets identified by AZ Ireland, for human therapeutic, prophylactic, palliative, and analgesic purposes. Each party will be responsible for performing research and development activities based on research plans (each a "Research Plan") to be agreed upon throughout the initial five-year collaboration term under the AZ JRCA.

Pursuant to the IIA, on November 6, 2023, AZ Holdings made an initial equity investment of $80 million in Cellectis by subscribing to 16,000,000 ordinary shares at a price of $5.00 per share (the “Initial Investment”). On November 14, 2023, Cellectis and AZ Holdings signed the SIA for an additional equity investment of $140 million ("the Subsequent Investment") by AZ Holdings that was completed on May 3, 2024. The additional investment was made by way of subscription of 10,000,000 “class A” convertible preferred shares and 18,000,000 “class B” convertible preferred shares, in each case at a price of $5.00 per share. Both classes of preferred shares benefit from a liquidation preference and are convertible into ordinary shares with the same rights as the outstanding ordinary shares on a one-for-one basis.

Interdependence of the Initial Investment Agreement and the Subsequent Investment Agreement with the AZ JRCA

The IIA and the AZ JRCA were both signed on November 1, 2023, and the SIA was subsequently signed on November 14, 2023. The IIA, SIA and AZ JRCA were negotiated concurrently, and the execution of the IIA was a condition to the signing of the AZ JRCA. In addition, for both the IIA and the SIA, the price per share pursuant to such agreements was set at a level significantly higher than the quoted market price for the Company’s ordinary shares at their respective signing dates.

Considering all these factors, we concluded that in accordance with IFRS Accounting Standards and for accounting purposes only, the IIA, SIA and AZ JRCA are accounted for as a single transaction as they were not negotiated based upon independently based market conditions.

Therefore, in accordance with applicable accounting standards, we allocated a portion of the proceeds received from AZ Holdings under the IIA and the initial fair value of the derivative recognized for the SIA to the AZ JRCA as additional consideration for the services to be rendered under the AZ JRCA, which is recorded as deferred revenue.

To estimate the portion of the share purchase price that exceeds fair value, we first assessed the fair value of both investment agreements at the date of initial recognition (i.e., on November 1, 2023 for the IIA and on November 14, 2023 for the SIA) and allocated to the AZ JRCA a portion of the share purchase proceeds equal to the difference between this initial fair value determination and the transaction price, i.e. the proceeds. As the proceeds from the SIA were zero at inception on November 14, 2023, the initial fair value of the SIA is allocated in full to the AZ JRCA.

The fair value of the IIA at the initial recognition date was determined on the basis of Cellectis' share price at the date of signature, and amounted to $35.7 million.(for more details refer to the Consolidated Financial statements as of December 31, 2024). The initial fair value of the SIA was estimated to be $48.4 million (for valuation method details and parameters refer to the Consolidated Financial statements as of December 31, 2024).

In accordance with applicable IFRS standards, we allocated $35.7 million of the proceeds received from the sale of ordinary shares pursuant to the IIA to the AZ JRCA and $48.4 million, representing the fair value of the derivative pursuant to the SIA to the AZ JRCA.

As the additional consideration is fixed from the inception of the IIA and SIA, it is reflected in the AZ JRCA transaction price from inception and initially recorded as deferred revenue totaling $84.1 million. The corresponding income will be recognized as revenue in profit and loss, in accordance with the characteristics of AZ JRCA performance obligations, when satisfied.

Accounting treatment of the Subsequent Investment Agreement

At the signing date of the SIA, the closing of this additional equity investment was subject to the fulfillment of several preceding conditions. This contract met all derivatives criteria and was recognized according to the principles of IFRS 9, under which the derivative instrument was recognized at its fair value with any subsequent change of fair value recognized in profit and loss. On May 3, 2024, the cash received following the additional investment has been recognized on the balance sheet, the derivative has been derecognized, and any difference between the cash received and the fair value of the derivative at closing date has been recognized against share premium and share capital.

At initial recognition, the fair-value of the derivative was $48.4 million. The fair value of this instrument was remeasured on December 31, 2023 and on May 3, 2024 and respectively amounted to $42.7 million and $57.0 million (for details refer to the Consolidated Financial statements as of December 31, 2024). The difference in fair value measurement of $14.3 million between

December 31, 2023 and May 3, 2024 was recognized in financial income in profit and loss in 2024. The payment of $57.0 million was recorded in 2024 on the statement of consolidated cash flows in "Decrease (increase) in trade receivables and other current assets" as part of cash flows from operating activities.

Analysis of the Joint Research Collaboration Agreement

In addition to an upfront payment of $25 million made by AZ Ireland to Cellectis under the AZ JRCA, AZ Ireland agreed to reimburse Cellectis for its budgeted research costs associated with targets identified under the AZ JRCA. Cellectis is also eligible to receive an option exercise fee and development, regulatory and sales-related milestone payments, ranging from $70 million up to $220 million, per each of the 10 candidate products, plus tiered royalties, based on the sale of Licensed Products (as defined in the AZ JRCA).

As part of our analysis of the AZ JRCA under IFRS 15 requirements, we concluded that the $25 million upfront payment is to be included in the transaction price at contract inception and allocated to each research activity performance on a reasonable basis.

On March 4, 2024, AZ Ireland and Cellectis approved the first Research Plan under the AZ JRCA. As a result of this milestone, Cellectis received the corresponding $10 million milestone payment. In December 2024, Cellectis also received an additional $5 million milestone payment related to this first Research Plan.

On September 13, 2024, AZ Ireland and Cellectis approved two additional Research Plans under the AZ JRCA. As a result of these milestones, Cellectis received the corresponding $2 million and $5 million milestone payments.

Analysis of Cellectis' performance obligations under the Joint Research Collaboration Agreement

We consider Cellectis renders two promises under each of the Research Plans. In particular, Cellectis and AZ Ireland enter into (i) a service component in the form of delegated research activities, and (ii) a license component in the form of an option to license over the intellectual property created as part of the AZ JRCA, granted by Cellectis to AZ Ireland if AZ Ireland exercises its option. Both components are essential and highly inter-related.

The combined performance obligation is satisfied over time because, subject to the terms of the AZ JRCA, AZ Ireland has an exclusive right over intellectual property created as part of each Research Plan. As a consequence, Cellectis would not have rights over such intellectual property and therefore no alternative use outside of the performance of the Research Plan, and Cellectis has an enforceable right to payment for performance completed to date.

Cellectis’ obligation to generate intellectual property over which AZ Ireland will have exclusive right is limited to the Research Plan activities and there will be no further research activities after completion of each Research Plan. Therefore, the combined performance obligation under a Research Plan is satisfied over the Research Plan term, i.e. over the period during which Cellectis will render the research activities.

Under each Research Plan, we measure the progress of our performance obligations based on research costs incurred in relation to the total costs budgeted for that Research Plan.

We are allocating upfront payments totaling $109.1 million, i.e. the AZ JRCA upfront payment of $25.0 million, the IIA upfront payment of $35.7 million and the initial fair value of the SIA derivative of $48.4 million, to each of the Research Plans on a reasonable basis.

We evaluate the transaction price allocated to each Research Plan at each period-end, including variable elements in the transaction price only if it is highly probable that a significant reversal will not occur, and taking into account the share of upfront payments allocated to each Research Plan. We apply to this total the percentage of completion determined as described above to determine the revenue to be recognized in profit and loss for each Research Plan.

Note 3. Scope of consolidation and non-consolidated entities

Consolidated entities

As of March 31, 2025, Cellectis S.A. owns 100% of Cellectis, Inc., which owns 100% of Cellectis Biologics, Inc.

For the three-month periods ended March 31, 2025 and March 31, 2024, the consolidated group of companies (sometimes referred to as the “Group”) includes Cellectis S.A., Cellectis, Inc. and Cellectis Biologics, Inc.

Investments in associates

As of March 31, 2025, we hold 17.0% of Primera’s shares and voting rights and consider that we continue to exercise significant influence over Primera. After taking into account Primera’s net losses since May 17, 2023 (date we began to have significant influence) and applying our ownership rate, the value of our investment is immaterial. We have no legal or contractual obligation to bear losses in excess of our share.

In view of the immaterial value of our investment in Primera at inception and as of March 31, 2025, we do not present the investment in associates on a separate line in our consolidated statements of financial position or our consolidated statements of operations.

Non-consolidated entities

Our investment in Calyxt (which became Cibus Inc. after the sale of our controlling interest in 2023) was classified as a current financial asset and measured at fair value as of December 31, 2024. This investment has been fully sold during the three-month period ended March 31, 2025.

Note 4. Information concerning the Group’s Consolidated Operations

4.1 Revenues and other income

Revenues by nature

	For the three-month period ended March 31,
	2024	2025
	$ in thousands
Collaboration agreements	4,434	10,297
Licenses	88	293
Products & services	6	65
Total revenues	4,528	10,655

Revenues by country of origin and other income

	For the three-month period ended March 31,
	2024	2025
	$ in thousands
From France	4,528	10,655
Revenues	4,528	10,655
Research tax credit subsidy	1,932	1,337
Other subsidies and other	38	36
Other income	1,970	1,373
Total revenues and other income	6,498	12,029

Revenues of $10.7 million in the three-month period ended March 31, 2025 reflect mainly the $10.3 million recognized during the period in connection with our performance obligation rendered under the Research Plans agreed under the AZ JRCA with AZ Ireland, in comparison to the $4.4 million recognized in the three-month period ended March 31, 2024 under the AZ JRCA. The increase was driven by the additional activity performed in connection with the Research Plans.

Revenue recognized in respect of each Research Plan with AZ Ireland has been estimated in accordance with the provisions set out in Note 2.3. We have estimated the progress of our performance obligation on the basis of costs incurred to date compared with total budgeted costs for each Research Plan. We applied a percentage of completion thus obtained to the total transaction price allocated to each Research Plan, excluding variable remuneration for which it is not highly probable that a significant reversal will not occur. As of March 31, 2025, the transaction price allocated to each Research Plan excluding variable remuneration for which it is not highly probable that a significant reversal will not occur, corresponds to the development milestone already achieved, the amount of rechargeable costs in accordance with the agreement, and the share of upfront payments allocated to each Research Plan.

The decrease in other income of $0.6 million between the three-month periods ended March 31, 2024 and 2025 is due to a decrease of research tax credit of $0.6 million due to a decrease in eligible expenses, following the new French applicable tax rules.

4.2 Operating expenses

	For the three-month period ended March 31,
Research and development expenses	2024	2025

Wages and salaries	(9,252)	(8,664)
Social charges on stock option grants	(195)	(251)
Non-cash stock-based compensation expense	(582)	(651)
Personnel expenses	(10,030)	(9,566)
Purchases and external expenses	(7,608)	(7,578)
Depreciation and amortization expenses (incl. right of use amortization)	(4,179)	(4,577)
Other	(506)	(211)
Total research and development expenses	(22,324)	(21,932)

	For the three-month period ended March 31,
Selling, general and administrative expenses	2024	2025

Wages and salaries	(1,744)	(1,628)
Social charges on stock option grants	(86)	(140)
Non-cash stock-based compensation expense	(305)	(324)
Personnel expenses	(2,135)	(2,091)
Purchases and external expenses	(2,345)	(2,015)
Depreciation and amortization expenses (incl. right of use amortization)	(390)	(353)
Other	(234)	(242)
Total selling, general and administrative expenses	(5,104)	(4,702)

	For the three-month period ended March 31,
Personnel expenses	2024	2025

Wages and salaries	(10,996)	(10,292)
Social charges on stock option grants	(281)	(390)
Non-cash stock-based compensation expense	(887)	(976)
Total personnel expenses	(12,165)	(11,658)

	For the three-month period ended March 31,
	2024	2025

Other operating income (expense)	35	426

The decrease in total operating expenses by $1.2 million from the three-month period ended March 31, 2024 to the three-month period ended March 31, 2025 is primarily driven by (i) a decrease of $0.7 million in wages and (ii) a $0.4 million other operating income stemming from reimbursement of social charges on non vested stock option plans following the favorable outcome of a claim with French social tax authorities.

4.3 Financial income and expenses

	For the three-month period ended March 31,
Financial income and expenses	2024	2025

Income from cash, cash equivalents and financial assets	1,917	2,912
Foreign exchange gains	3,524	1,354
Gain on fair value measurement	23,970	2,032
Financial income	29,410	6,298
Interest on financial liabilities	(1,100)	(1,302)
Foreign exchange losses	(1,327)	(8,169)
Loss on fair value measurement	(19)	(166)
Interest on lease liabilities	(689)	(609)
Financial expenses	(3,136)	(10,246)
Net financial gain (loss)	26,275	(3,948)

The decrease in financial income of $23.1 million between the three-month periods ended March 31, 2024 and 2025 was mainly attributable to (i) a $21.3 million gain in change in fair value of SIA derivative instrument recognized in the three-month period ended March 31, 2024 and derecognized consequently, ii) a decrease of $2.2 million in foreign exchange gains due to USD devaluation, iii) a $1.4 million gain in change in fair value recognized on Cibus investments in the three month period ended March 31, 2024 and sold during the period, partially offset by (iv) the increase in income from cash, cash equivalents and financial assets of $1.0 million, (v) a $1.8 million gain in change in fair value of European Investment Bank ("EIB") tranche A, B and C warrants recorded as of March 31, 2025 to be compared to a $1.3 million gain in change in fair value of the tranche A and B warrants as of March 31, 2024.

The increase in financial expenses of $7.1 million between the three-month periods ended March 31, 2024 and 2025 is mainly attributable to a $6.8 million increase in foreign exchange loss over the period due to USD devaluation and a $0.2 million increase in interest on our financial liabilities.

4.4 Income tax

	For the three-month period ended March 31,
	2024	2025
Income tax	262	0

The effective tax rate for the three-month period ended March 31 is calculated by applying the estimated effective tax rate for the fiscal year to pre-tax net income or loss for the three-month period ended March 31.

The effective income tax rate for the three-month period ended March 31, 2025 is 0.0% , compared with -4.9% for the three-month period ended March 31, 2024. As a reminder the negative effective tax rate for the three-month period ended March 31, 2024 was due to the inclusion in the estimated effective tax rate for the fiscal year 2024 of a deferred tax income related to the recognition of deferred tax assets on federal R&D tax credits in the United States.

Note 5. Impairment tests

Accounting policy

Amortizable intangible assets, depreciable tangible assets and right-of-use are tested for impairment when there is an indicator of impairment. Whenever possible, impairment tests involve comparing the carrying amount of the assets on a standalone-basis with the recoverable amount. When it is not possible to perform the impairment test at the individual asset level, the test is conducted at the level of the Company's cash-generating unit (CGU). The recoverable amount of an asset or a CGU is the higher of (i) its fair value less costs of disposal and (ii) its value in use. If the recoverable amount of any asset or CGU is below its carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount.

The group has a single CGU corresponding to the Therapeutic segment.

No indicator of impairment has been identified for any intangible or tangible assets for the three-month periods ended March 31, 2025 and March 31, 2024.

Note 6. Right-of-use assets

Details of Right-of-use assets

Under the provision of IFRS 16 “Leases”, the Company recognizes a right of use asset and lease liability on the Statement of financial position.

The breakdown of right-of-use assets is as follows:

	Building lease	Office and laboratory equipment	Total
	$ in thousands
Net book value as of January 1, 2024	30,602	7,457	38,060
Depreciation & impairment expense	(1,195)	(814)	(2,008)
Translation adjustments	(237)	(27)	(264)
Net book value as of March 31, 2024	29,171	6,617	35,787
Gross value at end of period	51,373	17,908	69,281
Accumulated depreciation and impairment at end of period	(22,202)	(11,291)	(33,494)

Net book value as of January 1, 2025	25,593	4,375	29,968
Depreciation & impairment expense	(1,202)	(678)	(1,880)
Translation adjustments	380	14	394
Net book value as of March 31, 2025	24,771	3,710	28,482
Gross value at end of period	51,802	17,887	69,689
Accumulated depreciation at end of period	(27,031)	(14,176)	(41,207)

Note 7. Property, plant and equipment

	Lands and Buildings	Technical equipment	Fixtures, fittings and other equipment	Assets under construction	Total
	$ in thousands
Net book value as of January 1, 2024	7,868	44,131	1,354	1,328	54,681
Additions	-	15	19	184	218
Disposal	-	-	3	(26)	(23)
Reclassification	48	71	9	(129)	(0)
Depreciation & impairment expense	(462)	(1,992)	(118)	-	(2,572)
Translation adjustments	(168)	(45)	(10)	(28)	(252)
Net book value as of March 31, 2024	7,285	42,180	1,257	1,329	52,051
Gross value at end of period	18,191	73,274	4,958	1,329	97,752
Accumulated depreciation and impairment at end of period	(10,905)	(31,094)	(3,701)	-	(45,700)

Net book value as of January 1, 2025	6,312	38,123	1,177	282	45,895
Additions	-	24	6	297	327
Disposal	-	(6)	(19)	(7)	(32)
Reclassification	124	190	20	262	596
Depreciation & impairment expense	(469)	(2,188)	(72)	-	(2,730)
Translation adjustments	249	114	16	14	394
Net book value as of March 31, 2025	6,217	36,257	1,129	848	44,451
Gross value at end of period	19,011	76,028	5,196	848	101,083
Accumulated depreciation and impairment at end of period	(12,794)	(39,771)	(4,067)	-	(56,632)

Note 8. Non-current financial assets and Other non-current assets

	As of December 31,	As of March 31,
	2024	2025
	$ in thousands
Deposit	869	927
Restricted cash	4,556	2,320
Other financial assets	2,096	2,015
Non-current financial assets	7,521	5,262
Research tax credit	11,594	13,443
Other non-current assets	11,594	13,443

As of March 31, 2025, our deposits consist of one deposit for our leased premises in Paris, which has slightly increased since December 31, 2024 due to the increase in the base rent used as a reference for setting the amount of the deposit.

As of March 31, 2025, our restricted cash primarily consists of $2.1 million for our leased premises in Raleigh and $0.2 million for our leased premises in New York. The decrease of $2.2 million since December 31, 2024 is mainly due to a reclassification in current financial assets (see Note 11) of our restricted cash related to leased equipment in Raleigh for $1.9 million.

As of March 31, 2025, other financial assets relate to our net investment in the partial sublease of our premises in New York accounted for as a finance lease.

Other non-current assets correspond to research tax credit receivables, which are deemed to be recovered according to the new tax timeline in three years period.

Note 9. Trade receivables and other current assets

9.1 Trade receivables

	As of December 31,	As of March 31,
	2024	2025
	$ in thousands
Trade receivables	6,714	7,870
Allowance for expected credit losses	-	-
Total net value of trade receivables	6,714	7,870

All trade receivables have payment terms of less than one year.

The trade receivables increase as of March 31, 2025 is mainly due to invoicing under our licensing agreements and the invoicing in the framework of the AZ JRCA with AZ Ireland .

9.2 Subsidies receivables

	As of December 31,	As of March 31,
	2024	2025
	$ in thousands
Research tax credit	14,521	15,117
Other subsidies	-	-
Total subsidies receivables	14,521	15,117

9.3 Other current assets

	As of December 31,	As of March 31,
	2024	2025
	$ in thousands
VAT receivables	1,147	1,708
Income tax receivable	210	210
Prepaid expenses and other prepayments	3,428	2,317
Tax and social receivables	445	616
Deferred expenses and other current assets	298	295
Total other current assets	5,528	5,147

Prepaid expenses and other prepayments primarily include advances to our sub-contractors on research and development activities. These mainly relate to advance payments to suppliers of biological raw materials and to third parties participating in product manufacturing.

As of December 31, 2024, and March 31, 2025, we prepaid certain manufacturing costs related to our product candidates UCART22 and UCART20x22.

Note 10. Financial assets and liabilities

The following tables shows the carrying amounts and fair values of financial assets and financial liabilities as of March 31, 2025 and December 31, 2024:

		Accounting category		Book value on the statement of financial position	Fair Value	Fair Value Hierarchy
As of March 31, 2025		Fair value through profit and loss	Amortized cost			Level 1	Level 2	Level 3
		$ in thousands
Financial assets
Non-current financial assets	(i)	-	5,262	5,262	5,262	5,262
Trade receivables	(i)	-	7,870	7,870	7,870
Subsidies receivables	(i)	-	15,117	15,117	15,117
Current financial assets		114,007	2,048	116,055	116,055	116,055		-
Cash and cash equivalents		127,636	-	127,636	127,636	127,636
Total financial assets		241,642	30,298	271,940	271,940	248,953	-	-

Financial liabilities
Non-current lease debts		-	33,138	33,138	33,138
Non-current derivative instruments (EIB warrants)		4,458	-	4,458	4,458			4,458
Other non-current financial liabilities		-	46,579	46,579	46,992			46,992
Current lease debts		-	7,862	7,862	7,862
Current financial liabilities		-	16,786	16,786	16,712			16,712
Trade payables	(i)	-	17,209	17,209	17,209
Other current liabilities	(i)	-	6,565	6,565	6,565
Total financial liabilities		4,458	128,140	132,597	132,936	-	-	68,162

		Accounting category		Book value on the statement of financial position	Fair Value	Fair Value Hierarchy
As of December 31, 2024		Fair value through profit and loss	Amortized cost			Level 1	Level 2	Level 3
		$ in thousands
Financial assets
Non-current financial assets	(i)	4,556	2,965	7,521	7,521	4,556	-	-
Trade receivables	(i)	-	6,714	6,714	6,714	-	-	-
Subsidies receivables	(i)	-	14,521	14,521	14,521	-	-	-
Current financial assets		117,055	-	117,055	117,055	117,055	-	-
Cash and cash equivalents		143,251	-	143,251	143,251	143,251	-	-
Total financial assets		264,862	24,199	289,061	289,061	264,862	-	-

Financial liabilities
Non-current lease debts		-	34,245	34,245	34,245	-	-	-
Non-current derivative instruments (EIB warrants)		6,010	-	6,010	6,010	-	-	6,010
Other non-current financial liabilities		-	44,871	44,871	45,038	-	-	45,038
Current lease debts		-	8,385	8,385	8,385	-	-	-
Current financial liabilities		-	16,134	16,134	16,141	-	-	16,141
Trade payables	(i)	-	18,664	18,664	18,664	-	-	-
Other current liabilities	(i)	-	10,097	10,097	10,097	-	-	-
Total financial liabilities		6,010	132,397	138,408	138,581	-	-	67,189

(i) As of March 31, 2025 and December 31, 2024, the carrying amount of theses assets and liabilities on the statement of consolidated financial position is a reasonable approximation of their fair value.

Note 11. Current financial assets and Cash and cash equivalents

As of December 31, 2024	Carrying amount
$ in thousands

Current financial assets	117,055
Cash and cash equivalents	143,251
Current financial assets and cash and cash equivalents	260,306

As of March 31, 2025	Carrying amount
$ in thousands

Restricted cash	2,048
Other current financial assets	114,007
Cash and cash equivalents	127,636
Current financial assets and cash and cash equivalents	243,691

11.1 Current financial assets

As of March 31, 2025, current financial assets are composed of (i) $114.0 million deposit with a term of more than three months that does not meet IAS 7 requirements to qualify as cash equivalents, and (ii) $2.0 million of short term restricted cash mainly related to our lease agreement for equipment in our Raleigh manufacturing site. Our investment in Cibus was entirely sold during the period.

As of December 31, 2024, current financial assets were composed of (i) a $115.8 million deposit with a term of more than three months that does not meet IAS 7 requirements to qualify as cash equivalents and (ii) $1.2 million corresponding to our investment in Cibus carried at its fair value.

11.2 Cash and cash equivalents

	As of December 31,	As of March 31,
	2024	2025
	$ in thousands
Cash and bank accounts	32,915	36,126
Fixed bank deposits	110,336	91,510
Total cash and cash equivalents	143,251	127,636

Fixed bank deposits have fixed terms that are less than three months or are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Note 12. Financial liabilities and lease debts

12.1 Detail of financial liabilities and lease debts

	As of December 31, 2024	As of March 31, 2025

	$ in thousands
Conditional advances	3,189	3,415
Lease debts	34,245	33,138
State Guaranteed loan « PGE »	3,599	2,491
EIB loan	37,202	39,823
EIB warrants	6,010	4,458
Other non-current financial liabilities	881	850
Total non-current financial liabilities and non-current lease debts	85,127	84,175
Lease debts	8,385	7,862
State Guaranteed loan « PGE »	4,841	5,039
Other current financial liabilities	11,293	11,747
Total current financial liabilities and current lease debts	24,519	24,648

Reconciliation of movements of liabilities to cash flows arising from financing liabilities is as follows:

	As of December 31, 2024	Debt repayments	Reclassifications	Interest expense	Interest paid	Non-cash change in fair value	Currency translation adjustment	As of March 31, 2025

	$ in thousands
Conditional advances	3,189			89			138	3,415
Lease debts	34,245		(1,437)				330	33,138
State Guaranteed loan « PGE »	3,599		(1,222)				114	2,491
EIB loan	37,202			1,066			1,555	39,823
EIB warrants	6,010					(1,751)	198	4,458
Other non-current financial liabilities	881		(35)				4	850
Total non-current financial liabilities and non-current lease debts	85,127	-	(2,694)	1,154	-	(1,751)	2,339	84,175
Lease debts	8,385	(2,083)	1,437	609	(609)		123	7,862
State Guaranteed loan « PGE »	4,841	(1,218)	1,222	22	(26)		198	5,039
Other current financial liabilities	11,293	(29)	35	126	(131)	-	452	11,747
Total current financial liabilities and current lease debts	24,519	(3,330)	2,694	757	(765)	-	773	24,648

Conditional advances

On March 8, 2023, we signed a grant and refundable advance agreement with BPI to partially support one of our R&D programs which corresponds to UCART 20x22 and related CMC activities. Pursuant to this agreement, we received a first installment of $0.9 million on June 19, 2023, a second installment of $1.9 million on October 6, 2023 and a third installment of $2.1 million on December 6, 2024.

Repayment of this advance is due over a period of 3 years starting on March 31, 2028, except in case of technical and economic failure of the R&D project. The amount to be repaid is equal to the principal adjusted upwards by a discounting effect at an annual rate of 3.04%, in accordance with the European Commission’s principle for State aid. The amount of this discounting adjustment is expected to be $1.0 million and the total amount to be repaid $5.6 million.

The Bpifrance conditional advance includes an element of a government grant as defined by IAS 20. Because this loan bears a lower-than-market interest rate, the group measures for each installment the fair value of the loan using a market interest rate and recognizes the difference from the cash received as a grant. Based on a market rate of 16.1% for the first installment, 15.2% for the second installment and 8.7% for the third installment, determined using the credit spread observed for loans contracted by Cellectis over a comparable term, the group measured the fair value of the loan at $3.0 million at inception. The difference between the fair value of the conditional advance and the cash received has been recognized as a grant income in profit and loss upon receipt of payments. The loan is subsequently measured at amortized cost.

State Guaranteed loan

State Guaranteed Loan (“Prêt Garanti par l’Etat”, or “PGE”) corresponds to Cellectis’ obtention of a €18.5 million (or $20.0 million at exchange rate as of March 31, 2025) loan from a bank syndicate formed with HSBC, Société Générale, Banque Palatine and BPI in the form of a PGE. The PGE is a bank loan with a fixed interest rate ranging from 0.31% to 3.35%. After an initial interest-only term of two years, the loan is amortized over up to four years at the option of the Company. The French government guarantees 90% of the borrowed amount. As of March 31, 2025, the current liability related to the State Guaranteed loan amounts to $5.0 million and the non-current liability amounts to $2.5 million.

Other current and non-current financial liabilities

As of March 31, 2025 the non-current financial liabilities corresponds mainly to $0.9 million loan contracted previously to finance leasehold improvements in our premises in New York.

As of March 31, 2025 the other current financial liabilities corresponds mainly to $11.6 million Research Tax Credit financings, set up with BPI in June 2022 and August 2023.

As of December 31, 2024, the other current and non-current financial liabilities were of the same nature.

European Investment Bank (“EIB”) credit facility

On December 28, 2022, Cellectis entered into a finance contract (the “Finance Contract”) with the EIB for up to €40.0 million in loans to support the research and development activities to advance the pipeline of gene-edited allogeneic cell therapy candidate products for oncology indications (the “R&D Activities”). The Finance Contract provided for funding in three tranches, as follows: (i) an initial tranche of €20.0 million (“Tranche A”) disbursed on April 17, 2023; (ii) a second tranche of €15.0 million (“Tranche B”) disbursed on January 25, 2024; and (iii) a third tranche of €5.0 million (“Tranche C”) disbursed on December 18, 2024. Tranche A, Tranche B and Tranche C will mature six years from their disbursement date and generate interest at a contractual rate equal to respectively 8%, 7% and 6% per annum. Interests are capitalized annually by increasing the principal amount.

On March 30, 2023, the Company and EIB entered into a Subscription Agreement for Warrants to be Issued by Cellectis S.A. (the “Warrant Agreement”), as required by the Finance Contract.

As a condition to the disbursement of Tranche A, the Company issued 2,779,188 Tranche A Warrants to EIB, at the exercise price of €1.92. As a condition to the disbursement of Tranche B, the Company issued 1,460,053 Tranche B warrants to the benefit of the EIB, at the exercise price of €2.53. As a condition to the disbursement of Tranche C, the Company issued 611,426 Tranche C warrants to the benefit of the EIB, at the exercise price of €1.70. The exercise price of the warrants corresponds to 99% of the volume-weighted average price per share of the Company’s ordinary shares over the last 3 trading days preceding the decision of the board of directors of the Company to issue each of the Tranche A, Tranche B and Tranche C.

Each EIB Warrant entitles the EIB to one ordinary share of the Company in exchange for the exercise price (subject to applicable adjustments and anti-dilution provisions).

The EIB Warrants expire on the twentieth anniversary of their issuance date, at which time such unexercised EIB Warrants will be automatically deemed null and void. Any outstanding EIB Warrant will become exercisable following the earliest to occur of (i) a change of control event, (ii) the maturity date of Tranche to which it is related, (iii) a public take-over bid approved by the Company’s board of directors, (iv) a sale of all or substantially all of certain assets of Cellectis and its subsidiaries, (v) a debt repayment event (i.e. any mandatory repayment pursuant to the Finance Contract or any voluntary payment more than 75% of any Tranche) in respect of one or more Tranches, or (vi) the receipt of a written demand for repayment from EIB in connection with an event of default under the Finance Agreement (each an “Exercise Event”).

Following any Exercise Event and until expiration of the applicable EIB Warrants, EIB may exercise a put option (the "EIB Put Option") by which the EIB may require the Company to repurchase all or part of the then-exercisable but not yet exercised EIB Warrants. The exercise of such put option would be at the fair market value of the EIB Warrants, subject to a cap equal to the aggregate principal amount disbursed by the EIB pursuant to the Finance Contract at the time of the put option, reduced by certain repaid amounts, at the time of exercise of the put option.

Furthermore, in the case of any public take-over bid from a third party or a sale of all outstanding shares of the Company to any person or group of persons acting in concert, the Company shall, subject to certain conditions including the sale by certain shareholders of all of their shares and other securities, be entitled to repurchase all, but not less than all, of the EIB Warrants (the "Call Option"), at a price equal to the greater of (a) 0.3 times the amount disbursed by the EIB under the Finance Contract divided by the aggregate number of EIB Warrants issued (reduced by the number of exercised EIB Warrants), and (b) the fair market value of the EIB Warrants.

The Company has a right of first refusal to repurchase the EIB Warrants that are offered for sale to a third party under the same terms and conditions of such third party’s offer, provided that such right of first refusal does not apply if the contemplated sale occurs within the scope of a public take-over bid by a third party.

The Finance Contract and the Warrant Agreement are separate contracts as their maturities differ and as the warrants are transferable (subject to certain conditions). Therefore, the warrants are accounted for separately from the loan.

Tranches A, B and C loans, as well as their related Tranche A, B and C warrants, are accounted for separately in accordance with IFRS 9. The drawdown of Tranches B and C cannot be analyzed as an amendment to the loan and warrant contracts of Tranche A or B, as its disbursement was subject to additional conditions, the maturity of the loans and warrants is different and the effective interest rate is different and corresponds to market conditions at the date of drawdown of each of the three Tranches.

The €20.0 million Tranche A loan is classified as a financial liability measured at amortized cost. At initial recognition, i.e. on April 17, 2023, the fair value of this loan included $0.3 million of transaction costs and the $5.3 million fair value of the warrants (see below Derivative Instruments) as the warrants are part of the consideration given to EIB. The initial fair value of the loan is $16.2 million. The loan is subsequently measured at amortized cost, the effective interest rate of the loan being 13.4%.

The €15.0 million Tranche B loan is classified as a financial liability measured at amortized cost. At initial recognition, i.e. on January 24, 2024, the fair value of this loan included the $3.5 million fair value of the warrants (see below Derivative Instruments) as the warrants are part of the consideration given to EIB. The initial fair value of the loan is $12.8 million. The loan is subsequently measured at amortized cost, the effective interest rate of the loan being 11.4%.

The €5.0 million Tranche C loan is classified as a financial liability measured at amortized cost. At initial recognition, i.e. on December 18, 2024, the fair value of this loan included the $0.8 million fair value of the warrants (see below Derivative Instruments) as the warrants are part of the consideration given to EIB. The initial fair value of the loan is $4.5 million. The loan is subsequently measured at amortized cost, the effective interest rate of the loan being 8.85%.

Derivative Instruments – EIB Warrants

The 2,779,188, 1,460,053 and 611,426 Bons de Souscription d’Actions (“BSA”) issued in connection with the Tranches A, B and C disbursement, respectively, are derivative instruments.

Because of the terms and conditions of the EIB Put Option, we consider that the Put Option and the Tranche A Warrants, Tranche B Warrants and Tranche C Warrants under each of the Tranches are to be treated as a single compound derivative.

Because of the terms and conditions of the Company’s Call Option, we consider it highly unlikely that the Company will exercise the Call Option. Accordingly, the call option has been valued at zero as of December 31, 2024 and March 31, 2025.

The “fixed for fixed” rule of IAS 32, which states that derivatives shall be classified as equity if they can only be settled by the delivery of a fixed number of shares in exchange for a fixed amount of cash or another financial asset, is not met because there is a settlement option that may result in the exchange of a variable number of shares for a variable price in the case of a put option exercise.

As they are not equity instruments, the Tranche A, B and C Warrants and the attached Put Option are to be classified as a financial liability and are measured at fair value through profit and loss.

The fair value of the Tranche A, B and C Warrants and the Put Option has been estimated using a Longstaff Schwartz approach. Those derivative instruments are classified as level 3 in the fair value hierarchy.

This approach is most appropriate to estimate the value of American options (which may be exercised any time from an exercise event until maturity) with complex exercise terms (EIB can exercise the Warrants on the basis of Cellectis’ spot share price or exercise the put option on the basis of the average price of the shares over 90 days).

The Longstaff Schwartz approach is also based on the value of the underlying share price at the valuation date, the observed volatility of the company’s historical share price and the contractual life of the instruments.

The assumptions and results of the warrants valuation are detailed in the following tables:

Warrants Tranche A
Grant date *	4/17/2023
Expiration date	4/17/2043
Number of options granted	2,779,188
Share entitlement per option	1
Exercise price (in euros per option)	1.92
Valuation method	Longstaff Schwartz

* The grant date retained is the disbursement date of the Tranche A as this is the issuance date defined in the contract.

	Warrants Tranche A
	As of April 17, 2023	As of December 31, 2024	As of March 31, 2025
Number of warrants granted	2,779,188	2,779,188	2,779,188
Share price (in euros)	1.87	1.63	1.20
Contractual life of options (in years)	20.00	18.55	18.30
Expected volatility	81.3%	45.6%	47.2%
Risk free rate	2.85%	2.4%	2.8%
Expected dividends	0%	0%	0%
Fair value per options (in euros per share)	1.73	1.19	0.85
Fair value in $ thousands	5,280	3,447	2,558

We conducted sensitivity analysis on the expected volatility. As shown in the tables below, the sensitivity of the fair value to the expected volatility is not significant:

As of March 31, 2025	Fair value in $ thousands
Expected volatility -5%	2,371
Expected volatility	2,558
Expected volatility +5%	2,719

The assumptions and results of the warrants valuation for Tranche B are detailed in the following tables:

Warrants Tranche B
Grant date *	1/25/2024
Expiration date	1/25/2044
Number of options granted	1,460,053
Share entitlement per option	1
Exercise price (in euros per option)	2.53
Valuation method	Longstaff Schwartz

* The grant date retained is the disbursement date of the Tranche B as this is the issuance date defined in the contract.

	Warrants Tranche B
	As of January 25, 2024	As of December 31, 2024	As of March 31, 2025
Number of warrants granted	1,460,053	1,460,053	1,460,053
Share price (in euros)	2.51	1.63	1.20
Contractual life of options (in years)	20.00	19.09	18.84
Expected volatility	60.4%	45.6%	47.2%
Risk free rate	2.7%	2.4%	2.8%
Expected dividends	0%	0%	0%
Fair value per options (in euros per share)	2.22	1.15	0.94
Fair value in $ thousands	3,534	1,750	1,478

We conducted sensitivity analysis on the expected volatility. As shown in the tables below, the sensitivity of the fair value to the expected volatility is not significant:

As of March 31, 2025	Fair value in $ thousands
Expected volatility -5%	1,171
Expected volatility	1,478
Expected volatility +5%	1,377

The assumptions and results of the warrants valuation for Tranche C are detailed in the following tables:

Warrants Tranche C
Grant date *	12/18/2024
Expiration date	12/18/2044
Number of options granted	611,426
Share entitlement per option	1
Exercise price (in euros per option)	1.70
Valuation method	Longstaff Schwartz

* The grant date retained is the disbursement date of the Tranche C as this is the issuance date defined in the contract.

	Warrants Tranche C
	As of December 18, 2024	As of December 31, 2024	As of March 31, 2025
Number of warrants granted	611,426	611,426	611,426
Share price (in euros)	1.56	1.63	1.20
Contractual life of options (in years)	20.00	19.97	19.72
Expected volatility	45.3%	45.6%	47.2%
Risk free rate	2.2%	2.4%	2.8%
Expected dividends	0%	0%	0%
Fair value per options (in euros per share)	1.19	1.28	0.94
Fair value in $ thousands	755	813	619

We conducted sensitivity analysis on the expected volatility. As shown in the tables below, the sensitivity of the fair value to the expected volatility is not significant:

As of March 31, 2025	Fair value in $ thousands
Expected volatility -5%	568
Expected volatility	619
Expected volatility +5%	678

12.2 Remaining contractual maturities

Balance as of March 31, 2025	Book value	Less than One Year	One to Five Years	More than Five Years
	$ in thousands
Lease debts	41,000	11,371	26,866	11,557
Financial liabilities, excluding EIB warrants	63,365	17,162	65,553	10,128
Trade payables	17,209	17,209	-	-
Other current liabilities	6,565	6,565	-	-
Total	128,140	52,307	92,419	21,685

Balance as of December 31, 2024	Book value		Less than One Year	One to Five Years	More than Five Years
	$ in thousands
Lease debts	42,630		10,558	28,657	12,782
Other financial liabilities	67,016		16,573	36,618	36,538
Trade payables	18,664		18,664	-	-
Other current liabilities	10,097		10,097	-	-
Total	138,408	-	55,893	65,275	49,321

The above remaining contractual maturities are undiscounted amounts, and include future interests to be paid.

Note 13. Other current liabilities

	As of December 31, 2024	As of March 31, 2025

	$ in thousands
VAT Payables	16	41
Accruals for personnel related expenses	8,830	5,360
Other	1,251	1,161
Total other current liabilities	10,097	6,562

Accruals for personnel related expenses are related to paid time-off and payroll related social charges accruals, annual bonus accruals and social charges liabilities on stock options. The $3.5 million decrease in accruals for personnel related expenses between December 31, 2024 and March 31, 2025 is mainly related to the payment of 2024 annual bonuses in February 2025 and corresponding social charges in March 2025.

Note 14. Deferred income and contract liabilities

	As of December 31, 2024	As of March 31, 2025

	$ in thousands
Deferred revenues	112,161	113,304
Total deferred income and contract liabilities	112,161	113,304

As of March 31, 2025, the deferred income and contract liabilities include $112.9 million of deferred revenues related to the AZ JRCA, including upfront payments from the IIA and the SIA. Revenue recognized in the three months ended March 31, 2025 that was included in the deferred income and contract liability balance at the beginning of the year amounted to $8.9 million.

As of December 31, 2024, the deferred revenues and contract liabilities included $112.2 million of deferred revenues related to the AZ JRCA, including upfront payments from the IIA and the SIA.

The accounting treatment of the AZ JRCA, the IIA and the SIA is detailed in Note 2.3 to the Interim Condensed Consolidated Financial Statements "Accounting treatment of transactions with AstraZeneca".

Note 15. Share capital and premium related to the share capitals

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value
	$ in thousands (except number of shares)			in €
Balance as of January 1, 2024	4,365	522,785	71,751,201	0.05
Exercise of share warrants, employee warrants, stock-options and free-shares vesting	11		204,334
Non-cash stock-based compensation expense		887	-
Other movements		(76)	-
Balance as of March 31, 2024	4,376	523,596	71,955,535	0.05

Balance as of January 1, 2025	5,889	494,288	100,093,873	0.05
Exercise of share warrants, employee warrants, stock-options and vesting of free-shares (1)	10	2	196,347
Non-cash stock-based compensation expense	-	976	-
Other movements	-	-	-
Balance as of March 31, 2025	5,900	495,266	100,290,220	0.05

Capital evolution during the three-month period ended March 31, 2025

(1)
During the three-month period ended March 31, 2025, 196,347 ordinary shares were issued to the benefit of Cellectis employees related to free share plans which met vesting conditions.

Note 16. Non-cash stock-based compensation

Detail of Cellectis equity awards

Holders of vested Cellectis stock options and non-employee warrants are entitled to exercise such options and warrants to purchase Cellectis ordinary shares at a fixed exercise price established at the time such options and warrants are granted during their contractual life.

For stock options and non-employee warrants, we estimate the fair value of each option on the grant date or other measurement date if applicable using a Black-Scholes option-pricing model, which requires us to make predictive assumptions regarding future stock price volatility, employee exercise behavior, dividend yield, and the forfeiture rate. We estimate our future stock price volatility based on Cellectis historical closing share prices over the expected term period. Our expected term represents the period of time that options granted are expected to be outstanding determined using the simplified method. The risk-free interest rate for periods during the expected term of the options is based on the French government securities with maturities similar to the expected term of the options in effect at the time of grant. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero. Options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest over four years after the date of grant. Options generally expire within ten years after the date of grant.

Stock options

The weighted-average fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows for the three-month periods ended March 31, 2024 and March 31, 2025:

	For the three-month period ended March 31,
	2024	2025

Weighted-Average fair values of stock options granted	1.50€	0.87	€
Assumptions:
Risk-free interest rate	2.49%	2.92% - 2.95%
Share entitlement per options	1	1
Exercise price	2.60€	1.26€ - 1.56€
Underlying stock price at grant date	1.50€	1.28€-1.52€
Expected volatility	53.92%	65.0%- 65.9%
Expected term (in years)	6.03	5.93 - 6.09
Vesting conditions	Performance & Service	Performance & Service
Vesting period	Graded	Graded

Information on stock option activity follows:

	Options Exercisable	Weighted-Average Exercise Price Per Share (in €)	Options Outstanding	Weighted-Average Exercise Price Per Share (in €)	Remaining Average contractual Life (in years)

Balance as of January 1, 2024	7,913,183	23.63	10,543,159	18.92	4.6
Granted	-	-	1,682,476	2.60	-
Exercised	-	-	-	-	-
Forfeited or Expired	-	-	(223,934)	3.95	-
	-	-	-	-	-
Balance as of March 31, 2024	8,360,701	22.55	12,001,701	16.91	5.0

Balance as of January 1, 2025	8,546,368	22.34	12,519,294	16.16	4.6
Granted	-	-	5,717,933	1.46	-
Exercised	-	-	-	-	-
Forfeited or Expired	-	-	(1,380,812)	37.54	-
	-	-	-	-	-
Balance as of March 31, 2025	8,233,363	17.37	16,856,416	9.42	4.6

Share-based compensation expense related to Cellectis' stock option awards was $0.8 million and $0.6 million for the three-month period ended March 31, 2025, and 2024, respectively.

On January 30, 2025, the Board of Directors granted 3,851,783 stock options to executive employees. These stock options will vest over three years based on both service and non-market performance conditions.

On March 13, 2025, the Board of Directors granted 1,866,150 stock options to non executive employees. These stock options will vest over three years based on service conditions.

Non-Employee Warrants

Information on non-employee warrants activity follows:

	Warrants Exercisable	Weighted-Average Exercise Price Per Share (in €)	Warrants Outstanding	Weighted-Average Exercise Price Per Share (in €)	Remaining Average Useful Life (in years)

Balance as of January 1, 2024	338,875	26.69	338,875	26.69	2.4
Granted	-	-	-	-	-
Exercised	-	-	-	-	-
Forfeited or Expired	-	-	-	-	-

Balance as of March 31, 2024	338,875	26.69	338,875	26.69	2.2

Balance as of January 1, 2025	338,875	26.69	338,875	26.69	1.4
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited or Expired	(50,000)	38.45	(50,000)	38.45

Balance as of March 31, 2025	388,875	24.65	388,875	24.65	1.4

Considering that all non-employee warrants have vested, there was no share-based compensation expense related to non-employee warrants awards for the three-month periods ended March 31, 2025 and March 31, 2024.

Free shares

The free shares granted since 2021 are subject to a three-year vesting period for all employees based on service conditions. Free shares granted to executive officers are also subject to performance conditions.

Our vesting performance conditions comprise a mix of financial, manufacturing and clinical objectives to be met.

Information on free shares activity follows:

	Number of Free shares Outstanding	Weighted-Average Grant Date Fair Value (in €)

Unvested balance as of Jauuary 1, 2024	1,017,538	6.59
Granted	-	-
Vested	(204,334)	12.69
Cancelled	(62,851)	9.55

Unvested balance as of March 31, 2024	750,353	4.68

Unvested balance as of January 1, 2025	509,295	2.84
Granted	-	-
Vested	(196,347)	2.54
Cancelled	(10,433)	2.91

Unvested balance as of March 31, 2025	302,514	3.03

The fair value of free shares corresponds to the grant date share fair value.

We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero in determining fair value.

Share-based compensation expense related to Cellectis' free shares awards was $0.1 million and $0.3 million for the three-month periods ended March 31, 2025 and 2024 respectively.

No free shares were granted during the three-month period ended March 31, 2025.

Note 17. Earnings per share

	For the three-month period ended March 31,
	2024	2025

Net income (loss) attributable to shareholders of Cellectis (€ in thousands)	5,643	(18,128)
Weighted average number of outstanding shares, used to calculate basic net result per share	71,810,231	100,156,559
Weighted average number of outstanding shares, net of effects of dilutive potential ordinary shares	103,093,741	100,156,559

Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis
Basic net income (loss) attributable to shareholders of Cellectis, per share ($ /share)	0.08	(0.18)
Diluted net income (loss) attributable to shareholders of Cellectis, per share ($ /share)	(0.15)	(0.18)

As of March 31, 2025, the potential shares that could potentially dilute basic earnings per share in the future but were not included in the calculation of the diluted net loss per share as their effect would be anti-dilutive consist of stock options, unvested free shares and warrants granted to our employees and directors (see Note 16) and outstanding warrants ("BSA") granted to EIB (see Note 12).

Note 18. Provisions

	As of January 1, 2025	Additions	Amounts used during the period	Reversals	OCI	As of March 31, 2025
	$ in thousands
Retirement indemnities	1,115	35	-	-	(11)	1,139
Employee litigation and severance	180	-	-	-	7	187
Commercial litigation	553	-	-	-	23	576
Provision for tax litigation	-	-	-	-	-	-
Other provision for charges	95	-	-	(18)	3	81
Total	1,942	35	-	(18)	22	1,982
Non-current provisions	1,115	35	-	-	(11)	1,139
Current provisions	828	-	-	(18)	33	843

During the three-month period ended March 31, 2025, movements in provisions were mainly due to retirement indemnities accruals.

Note 19. Off-balance sheet commitments

As of March 31, 2025	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	$ in thousands
Clinical & Research and Development agreements	69	69	-	-	-
IT licensing agreements	955	955	-	-	-
Total commitments	1,024	1,024	-	-	-

As of December 31, 2024	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	0
Clinical & Research and Development agreements	67	67	-	-	-
IT licensing agreements	1,177	288	889	-	-
Total commitments	1,244	355	889	-	-

Calyxt Lease Guaranty

In addition to the amounts stated in the above table, in September 2017 Cellectis provided a guaranty on the lease agreement that Calyxt entered into for its headquarters in Roseville, Minnesota. The lease has a term of twenty years with four options to extend its term for five years.

Calyxt previously agreed to indemnify Cellectis for any obligations under this guaranty, effective upon Cellectis’ ownership falling to 50 percent or less of Calyxt’s outstanding common stock. Accordingly, Calyxt’s indemnification obligation was triggered in October 2022.

In connection with the Merger Agreement, we executed a voting agreement with Cibus to vote in favor of and approve all the transactions contemplated by the Merger Agreement, subject to the terms and conditions thereof. Pursuant to the voting agreement, at such time that the annual revenues of Calyxt Inc. equals $25.0 million or more for two consecutive 12-month periods after the closing of the Merger, Cibus will use commercially reasonable efforts to terminate our guaranty of Calyxt’s lease agreement with respect to its headquarters, which we provided in favor of the landlord of that property. As of March 31, 2025, our lease guaranty represents a potential commitment in the amount of $21.1 million over the remaining 13 years lease period. Cibus, however, will not be required to replace us as guarantor or pay any fees in connection with termination of the guaranty. Until the parties are able to terminate our lease guaranty, Cibus. may not renew or extend the lease or enter into any amendment that would increase our obligation under the lease guaranty. Further, Cibus, from and after the closing of the Merger, agrees to indemnify us and our affiliates in connection with the Cibus lease and our guaranty thereof.

Obligations under the terms of license agreements and collaboration agreements

We also have agreements whereby we are obligated to pay royalties and milestone payments based on future events that are uncertain and therefore they are not included in the table above.

Obligations under the terms of IT licensing agreements

We have entered into cloud-computing arrangements which are accounted for as service contracts. Under these arrangements; we have obligations to pay quarterly fixed fees per active number of user licenses.

Note 20. Significant transactions with related parties

Transactions with related parties having significant influence over the Group

During the three-months ended March 31, 2025 and march 31, 2024, the Group conducted transactions with AstraZeneca, which is also a shareholder with significant influence over the Group. These transactions are detailed in Notes 2.3 and 4.1.

Outstanding balances with AstraZeneca as of March 31, 2025 and December 31, 2024 are as follows:

	AstraZeneca
ASSETS	As of December 31,	As of March 31,
	2024	2025
	$ in thousands
Total non-current assets	-	-
Trade receivables	6,053	6,779
Total current assets	6,053	6,779
TOTAL ASSETS	6,053	6,779
LIABILITIES
Non-current financial liabilities
Total non-current liabilities	-	-
Current financial liabilities	-	-
Deferred income and contract liabilities	112,155	112,945
Total current liabilities	112,155	112,945
TOTAL LIABILITIES	112,155	112,945

Transactions with other related parties

Bpifrance, which is a shareholder of Cellectis without significant influence, participated in a bank syndicate that granted to Cellectis a State-Guaranteed loan (“Prêt Garanti par l’Etat”, or “PGE”). During the three months ended March 31, 2025, we made payments of $0.4 million in principal and interests pursuant to the PGE loan.

We also entered into agreements with Bpifrance, to provide:

•
a financing of 80% of our tax receivables related to the 2021 and 2022 Research Tax Credit ("Crédit Impôts Recherche" or "CIR") income. Pursuant to these agreements, Bpifrance advanced €5.5 million and €5.3 million over the period from June 15, 2022 to June 15, 2023. The agreements were amended to extend the maturity to October, 15, 2025. We made payments of €0.1 million in interests during the three months ended March 31, 2025.
•
a grant and refundable advance to partially support a R&D program related to Cellectis UCART 20x22 for up to €6.4 million subject to specific conditions (see note 12) . In the three months ended March 31, 2025, Cellectis did not pay any principal or interests related to this advance. Interests accrued during the period amount to €0.1 million ($0.1 million).

Outstanding balances with Bpifrance were as follows:

	BPI
	As of December 31,	As of March 31,
	2024	2025
ASSETS	$ in thousands
Total non-current assets	-	-
Total current assets	-	-
TOTAL ASSETS	-	-
LIABILITIES
Non-current financial liabilities	4,358	4,165
Total non-current liabilities	4,358	4,165
Current financial liabilities	12,716	13,109
Total current liabilities	12,716	13,109
TOTAL LIABILITIES	17,074	17,274

Note 21. Subsequent events

As of May 12, 2025, we have no subsequent event to report.

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations

Overview

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop products based on gene-editing, with a portfolio of allogeneic Chimeric Antigen Receptor T-cells (“UCART”) product candidates in the field of immuno-oncology and gene and cell therapy product candidates in other therapeutic indications.

Our UCART product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products that are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity.

Together with our focus on immuno-oncology, we are using our gene editing technologies to develop gene and cell therapy product candidates for genetic diseases.

We are conducting our operations through one business segment, Therapeutics. Our Therapeutics segment is focused on the development of products in the field of immuno-oncology and genetic diseases.

Since our inception in early 2000, we have devoted substantially all of our financial resources to research and development efforts. Our current research and development focuses primarily on our CAR T-cells and gene and cell therapy product candidates, including conducting the pre-clinical activities, and preparing to conduct clinical studies of our UCART product candidates, providing general and administrative support for these operations and protecting our intellectual property.

We do not have any therapeutic products approved for sale and have not generated any revenues from therapeutic product sales.

We are eligible to receive potential development and commercial milestone payments pursuant to (i) the License, Development and Commercialization Agreement dated March 6, 2019 between Les Laboratoires Servier and Institut de Recherches Internationales Servier (together “Servier”) and Cellectis, as amended on March 4, 2020 (the “Servier License Agreement”) of up to $410 million and (ii) the License Agreement dated March 7, 2019 between Allogene Therapeutics, Inc. (“Allogene”) and Cellectis (the “Allogene License Agreement”) of up to $2.8 billion. Under the Allogene License Agreement, we are eligible to receive tiered royalties on annual worldwide net sales of any products that are commercialized by Allogene that contain or incorporate, are made using or are claimed or covered by, our intellectual property licensed to Allogene under the Allogene License Agreement at rates in the high single-digit percentages. Under the Servier License Agreement, we are eligible to receive flat low double-digit royalties based on annual net sales of commercialized products as well as a low double-digit royalty on certain development milestone payments received by Servier.

•
Relationships with Servier

We have initiated an arbitration proceeding through the Centre de Médiation et d'Arbitrage de Paris. We are requesting that the arbitral tribunal issue a decision (i) terminating the Servier License Agreement, and (ii) requiring Servier to pay us fair financial compensation for losses incurred due to the lack of development of the licensed products and for non-payment of milestone payments for milestones that have been achieved under the Servier License Agreement.

On May 13, 2024, Allogene announced the execution of an amendment and settlement agreement, which amended the license agreement between Servier and Allogene, under which Servier exclusively sublicensed to Allogene its rights under the License Agreement between Cellectis and Servier. Pursuant to this amendment, the parties to the amendment and settlement agreement putatively extended the licensed territory to the European Union and the United Kingdom and Allogene has putatively been granted an option to extend its licensed territory to China and Japan subject to certain conditions.

We have entered into a collaboration and license agreement with Iovance Biotherapeutics, Inc. and a collaboration agreement with Primera Therapeutics, Inc. for specific uses of certain of our technologies.

As previously mentioned, we have also entered into the AZ JRCA with AstraZeneca. Pursuant to the AZ JRCA, AZ Ireland and Cellectis agreed to collaborate to develop up to 10 novel cell and gene therapy candidate products, selected from a larger pool of potential targets identified by AZ Ireland, for human therapeutic, prophylactic, palliative, and analgesic purposes. Each party will be responsible for performing research and development activities based on research plans (each a "Research Plan") to be agreed upon throughout the initial five-year collaboration term under the AZ JRCA.

At the date of this Report, we are sponsoring clinical studies with respect to three proprietary Cellectis UCART product candidates at seventeen (17) sites for the BALLI-01 Study, and at ten (10) sites for the NATHALI-01 Study as follows:

•
The BALLI-01 Study is an open-label, Phase 1/2, single arm, multicenter clinical trial designed to evaluate the safety, expansion, persistence, and clinical activities of UCART22 in patients with relapsed or refractory acute lymphoblastic leukemia (r/r ALL). The BALLI-01 Study clinical sites are the following:
o
Memorial Sloan Kettering Cancer Center (New York, New York),
o
the Children’s Hospital of Philadelphia (Philadelphia, Pennsylvania),
o
the University of Chicago (Chicago, Illinois),
o
the University of Texas, MD Anderson Cancer Center (Houston, Texas),
o
The Regents of the University of California on behalf of its Los Angeles campus (Los Angeles, California),
o
Dana Farber/Mass General Brigham Cancer Care, Inc. (Boston, Massachusetts),
o
Hôpital Saint-Louis AP-HP (Paris, France),
o
Hôpital Robert Debré AP-HP (Paris, France),
o
Centre Hospitalier Universitaire de Nantes (Nantes, France),
o
Centre Hospitalier Universitaire de Rennes (Rennes, France),
o
Hospices Civils de Lyon (Lyon, France),
o
Regents of the University of Colorado for and behalf of the University of Colorado Anschutz medical campus (Aurora, Colorado),
o
Sarah Cannon Research Institute, LLC and St. David’s South Austin Medical Center (Austin, Texas),
o
Sarah Cannon Research Institute, LLC and TriStar Bone Marrow Transplant LLC (Nashville, Tennessee),
o
Sarah Cannon Research Institute, LLC and HCA-HealthONE, LLC d/b/a Presbyterian/St. Luke’s Medical Center (Denver, Colorado),
o
Sarah Cannon Research Institute LLC and Methodist Healthcare System of San Antonio, Ltd., LLP d/b/a Methodist Hospital (San Antonio), and
o
Roswell Park Cancer Institute Corporation D/B/A Roswell Park Comprehensive Cancer Center (Buffalo, New York.

•
The NATHALI-01 Study is an open-label, Phase 1/2a dose-finding and dose-expansion multicenter clinical trial designed to evaluate the safety, expansion, persistence, and clinical activity of UCART20x22 in patients with relapsed or refractory B-Cell Non-Hodgkin’s Lymphoma (B-NHL). The NATHALI-01 Study clinical sites are the following:
o
Sarah Cannon Research Institute, LLC and St. David’s South Austin Medical Center (Austin, Texas),
o
Dana-Farber/Mass General Brigham Cancer Care (Boston, Massachusetts),
o
Hospices Civils de Lyon (Lyon, France),
o
Clinica Universidad de Navarra (Pamplona, Spain),
o
Hopital Saint-Louis AP-HP (Paris, France),
o
Centre Hospitalier Universitaire de Montpellier (Montpellier, France),
o
Rutger, The State University (Piscatawaya, New Jersey),
o
the University of Chicago (Chicago, Illinois),

o
H.U Virgen del Rocio and Andalusian Public Foundation for Health Research Management in Seville (Sevilla, Spain), and
o
Centre Hospitalier Universitaire de Nantes (Nantes, France).

•
The AMELI-01 Study (an open-label, Phase 1, single arm, multicenter clinical trial designed to evaluate the safety, expansion, persistence and clinical activities of UCART123 in patients with relapsed or refractory acute myeloid leukemia) was deprioritized in November 2024.

In addition, we are evaluating two UCART preclinical programs, as follows:

•
UCARTMUC1, which is an allogeneic CAR T-cell candidate product targeting Mucin-1 for triple negative breast cancer and a variety of epithelial cancers;
•
UCARTFAP, which is an allogeneic CAR-T candidate product targeting cancer associated fibroblasts (CAFs) in the tumor microenvironment.

Partnered clinical trials update

•
Servier and Allogene: Allogeneic CAR-T

Allogene announced that pivotal Phase 2 ALPHA3 trial was initiated in June 2024. This study is evaluating the use of cemacabtagene ansegedleucel (cema-cel) as part of the first line (1L) treatment regimen for patients with LBCL who are likely to relapse after standard 1L treatment. Allogene announced that ALPHA3 is the first pivotal trial to offer CAR T as part of 1L treatment consolidation. Allogene announced that the lymphodepletion selection and futility analysis are anticipated around mid-2025, that efficacy analyses from the ALPHA3 trial are expected to occur in 2026 and that a potential biologics license application (BLA) submission is targeted for 2027.

In February 2025, the Journal of Clinical Oncology published data from Allogene’s Phase 1 ALPHA/ALPHA2 trials of cema-cel in relapsed/refractory LBCL, demonstrating durable responses comparable to approved autologous CD19 CAR T therapies.

In October 2024, Allogene announced that the U.S. Food and Drug Administration (FDA) granted Regenerative Medicine Advanced Therapy (RMAT) designation to ALLO-316 for the treatment of adult patients with CD70 positive advanced or metastatic renal cell carcinoma (RCC). In November 2024, Allogene announced positive Phase 1 data from the TRAVERSE trial highlighting a manageable safety profile and significant anti-tumor activity of ALLO-316 in heavily pretreated patients with advanced or metastatic renal cell carcinoma. Allogene further announced that additional data from the Phase 1b expansion cohort, which is evaluating safety and efficacy of ALLO-316 at DL2 (80M CAR T cells), is expected to be announced in mid-2025.

For a discussion of our operating capital requirements and funding sources, please see “Liquidity and Capital Resources” below.

Key events of the three-month period ended March 31, 2025

Cellectis continues to focus on the enrollment of patients in the BALLI-01 study and expects to present the Phase 1 dataset and late-stage development strategy for UCART22 in relapsed or refractory ALL in the third quarter of 2025.

Cellectis continues to focus on the enrollment of patients in the NATHALI-01 study and expects to present a Phase 1 readout for UCART20x22 in relapsed or refractory NHL in late 2025.

Key events post March 31, 2025

On May 12, 2025, no key events have occurred post March 31, 2025.

Financial Operations Overview

We have incurred net losses in nearly each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our operations. As we continue our intensive research and development programs, we expect to continue to incur significant expenses and expect to incur losses for near-term future periods. We anticipate that such expenses will increase substantially if and as we:

•
progress our clinical trials BALLI-01, and NATHALI-01;
•
continue to advance the research and development of our current and future immuno-oncology product candidates; advance research and development efforts for our cell and gene therapy product candidates;
•
further develop and refine the manufacturing process for our immuno-oncology product candidates;
•
maintain our manufacturing facilities in Paris (France) and Raleigh (North Carolina, USA), continue production at our in-house manufacturing facilities and change or add additional manufacturers or suppliers of biological materials to support our in-house manufacturing capabilities;
•
seek regulatory and marketing approvals for our product candidates, if any, that successfully complete development;
•
establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;
•
seek to identify and validate additional product candidates;
•
acquire or in-license other product candidates, technologies or biological material;
•
make milestone or other payments under any in-license agreements;
•
maintain, protect and expand our intellectual property portfolio;
•
seek to attract and retain new and existing skilled personnel;
•
experience any delays or encounter issues with any of the above.

We do not expect to generate material revenues from sales of our therapeutic product candidates unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital prior to completing clinical development of any of our therapeutic product candidates. Until such time that we can generate substantial revenues from sales of our product candidates, if ever, we expect to finance our operating activities through a combination of milestone payments received pursuant to our collaboration and license agreements, equity offerings, debt financings, government or other third-party funding and new collaborations, and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to other rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

Our interim condensed consolidated financial statements for the three-month period ended March 31, 2025 have been prepared in accordance with International Accounting Standard 34 ("IAS 34") - Interim Financial Reporting, as issued by the International Accounting Standards Board, or IASB.

Results of Operations

Comparison for the three-month periods ended March 31, 2024 and 2025

Revenues

	For the three-month period ended March 31,		% change
	2024	2025	2025 vs 2024
Collaboration agreements	4,434	10,297	56.9%
Other revenues	95	358	278.90%
Revenues	4,528	10,655	135.3%

The increase in revenues of $6.1 million between the three-month periods ended March 31, 2024 and 2025 derives mainly from the revenue recognized in 2025 in connection with our performance obligation rendered under the first three Research Plans of the AZ JRCA, whereas revenues in the three-month period ended March 31, 2024 corresponded to the revenue recognized in connection with the first AZ Research Plan.

Other income

	For the three-month period ended March 31,		% change
	2024	2025	2025 vs 2024
Research tax credit	1,932	1,337	-30.8%
Other income	38	36	-3.1%
Other income	1,970	1,373	-30.3%

The decrease in other income of $0.6 million between the three-month periods ended March 31, 2024 and 2025 reflects a decrease of research tax credit of $0.6 million due to a decrease of eligible expenses, following the new French tax applicable rules.

Research and development expenses

	For the three-month period ended March 31,		% change
	2024	2025	2025 vs 2024
Personnel expenses	(10,030)	(9,566)	-4.6%
Purchases, external expenses	(7,608)	(7,578)	-0.4%
Depreciation and amortization expenses (incl. right of use amortization)	(4,179)	(4,577)	9.5%
Other	(506)	(211)	-58.4%
Research and development expenses	(22,324)	(21,932)	-1.8%

Between the three-month periods ended March 31, 2024 and 2025, research and development expenses decreased by $0.4 million. Personnel expenses decreased by $0.5 million from $10.0 million in 2024 to $9.6 million in 2025 mainly due to headcount turnover during the period. Purchases, external expenses and other decreased by $0.3 million compensated by depreciation and amortization expenses increase.

Selling, general and administrative expenses

	For the three-month period ended March 31,		% change
	2024	2025	2025 vs 2024
Personnel expenses	(2,135)	(2,091)	-2.0%
Purchases, external expenses	(2,345)	(2,015)	-14.1%
Depreciation and amortization expenses (incl. right of use amortization)	(390)	(353)	-9.4%
Other	(234)	(242)	3.6%
Selling, general and administrative expenses	(5,104)	(4,702)	-7.9%

Between the three-month periods ended March 31, 2024 and 2025, selling, general and administrative expenses decreased by $0.4 million. Personnel expenses decreased by $0.1 million. Purchases, external expenses and other decreased by $0.3 million (from $2.6 million in 2024 to $2.3 million in 2025).

Other operating income and expenses

	For the three-month period ended March 31,		% change
	2024	2025	2025 vs 2024
Other operating income (expenses)	35	426	1103.6%

Between the three-month periods ended March 31, 2024 and 2025, the other operating income increased by $0,4 million following the favorable outcome of a claim with French social tax authorities related to the reimbursement of social charges on non vested expired stock option plans.

Net financial gain (loss)

	For the three-month period ended March 31,		% change
	2024	2025	2025 vs 2024
Financial income	29,410	6,298	-78.6%
Financial expenses	(3,136)	(10,246)	226.7%
Net Financial gain (loss)	26,275	(3,948)	-115.0%

The decrease in financial income of $23.1 million between the three-month periods ended March 31, 2024 and 2025 was mainly attributable to (i) a $21.3 million gain in change in fair value of SIA derivative instrument recognized in the three-month period ended March 31, 2024 and derecognized subsequently, ii) a decrease of $2.2 million in foreign exchange gains due to USD devaluation, iii) a $1.4 million gain in change in fair value recognized on Cibus investments in the three-month period ended March 31, 2024 and sold during the period, partially offset by (iv) the increase in income from cash, cash equivalents and financial assets of $1.0 million, (v) a $1.8 million gain in change in fair value of European Investment Bank ("EIB") tranche A, B and C warrants recorded as of March 31, 2025 to be compared to a $1.3 million gain in change in fair value of the tranche A and B warrants as of March 31, 2024.

The increase in financial expenses of $7.1 million between the three-month periods ended March 31, 2024 and 2025 is mainly attributable to a $6.8 million increase in foreign exchange loss over the period due to USD devaluation and a $0.2 million increase in interest on our financial liabilities.

Net income (loss)

	For the three-month period ended March 31,		% change
	2024	2025	2025 vs 2024
Net income (loss)	5,643	(18,128)	-421.2%

The change from a net income of $5.6 million in the three-month periods ended March 31, 2024 to a net loss of $18.1 million in the three-month period ended March 31, 2025 was mainly due to (i) an increase in revenues and other income of $5.5 million, (ii) a $30.2 million change from a net financial gain of $26.3 million to a net financial loss of $3.9 million and (iii) a decrease in net operating expense of $1.2 million.

Liquidity and Capital Resources

Introduction

We have incurred losses and cumulative negative cash flows from operations in nearly each year since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and selling, general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements.

Until such time that we can generate substantial revenues from sales of our product candidates, if ever, we expect to finance our operating activities through a combination of milestone payments received pursuant to our collaboration and license agreements, equity offerings, debt financings, government or other third-party funding and new collaborations, and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to other rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

We have funded our operations since inception primarily through private and public offerings of our equity securities, a combination of milestone payments received pursuant to our collaboration and license agreements, debt financings, government, reimbursements of research tax credit claim, or other third-party funding and new collaborations, and licensing arrangements.

Our ordinary shares have been traded on the Euronext Growth market of Euronext in Paris since February 7, 2007, and our ADSs have traded on the Nasdaq Global Market in New York since March 30, 2015.

Liquidity management

As of March 31, 2025, we had a fix-term deposits of $114.0 million classified as current financial assets and cash and cash equivalents of $127.6 million.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts, and fixed bank deposits, in each case primarily in France. The portion of cash and cash equivalents denominated in U.S. dollars is $103.3 million as of March 31, 2025.

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash for the three-month period ended March 31, 2024 and 2025.

	For the three-month period ended March 31,
	2024	2025
	$ in thousands
Net cash flows provided by (used in) operating activities	(23,315)	(17,160)
Net cash flows provided by (used in) investing activities	(2,051)	4,223
Net cash flows provided by (used in) financing activities	11,896	(4,090)
Total	(13,470)	(17,028)
Effect of exchange rate changes on cash	(267)	1,412

For the three-month period ended March 31, 2025, our net cash flows used by operating activities of $17.2 million are mainly due to cash payments from Cellectis to suppliers of $10.3 million, Cellectis’ wages, bonuses social expenses paid of $14.3 million, partially offset by $6.7 million cash-in from our license and collaboration agreements, $2.9 million of cash-in from income on financial investments.

For the three-month period ended March 31, 2024, our net cash flows used in operating activities of $23.3 million are mainly due to cash payments from Cellectis to suppliers of $12.9 million, Cellectis’ wages, bonuses social expenses paid of $14.8 million, reimbursement of the fiscal years 2017 and 2018 French research tax credit for $0.7 million pursuant to Paris Administrative Court's decision, partially offset by $0.7 million cash-in from our license agreements, $0.9 million of cash-in on from tax refund related to stock-options and $1.8 million of cash-in from income on financial investments.

For the three-month period ended March 31, 2025, our net cash flows provided by investing activities of $4.2 million reflect mainly the net cash received from sales and acquisition of current financial assets for $4.5 million and $0.1 million from our restricted cash account, partially offset by the payments of capital expenditures for $0.4 million.

For the three-month period ended March 31, 2024, our net cash flows used in investing activities of $2.1 million primarily reflect the $1.3 million increase in our current financial assets excluding non-cash changes in fair value and $0.4 million of interest generated by our fixed-term deposit classified as current financial asset.

For the three-month period ended March 31, 2025, our net cash flows used in financing activities of $4.1 million reflect mainly repayment for $1.2 million of the "PGE" loan including interest and the payments of lease debts for $2.7 million.

For the three-month period ended March 31, 2024, our net cash flows provided by financing activities of $11.9 million reflect mainly the $16.3 million cash received from EIB pursuant to the disbursement of the Tranche B, partially offset by the payments of lease debts of $2.8 million, the repayment of the “PGE” loan of $1.2 million and the $0.2 million interest paid on our borrowings.

Operating capital requirements

Our cash consumption is driven by our internal operational activities, including manufacturing activity conducted at our in-house manufacturing facilities, as well as our outsourced activities, including the pre-clinical research and development activities, manufacturing and technology transfer expenses payable to CMO providers, costs and expenses associated with our clinical trials, including payments to clinical research centers, CROs involved in the clinical trials, and third-parties providing logistics and testing services. In addition, we incur significant annual payment and royalty expenses related to our in-licensing agreements with different parties including Life Technologies and University of Minnesota. We also incur substantial expenses related to audit, legal, regulatory and tax related services associated with our public company obligations in the United States and our continued compliance with applicable U.S. exchange listing and SEC requirements.

To date, we have not generated any revenues from therapeutic product sales. In addition to our cash generated by operations (including payments under our collaboration agreements), we have funded our operations since inception primarily through private and public offerings of our equity securities, a combination of milestone payments received pursuant to our collaboration and license agreements, debt financings, government, and reimbursements of research tax credit claim.

We do not know when, or if, we will generate any revenues from therapeutic product sales. We do not expect to generate significant revenues from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future therapeutic product candidates.

We are subject to all risks incident in the development of new gene therapy products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.

We anticipate that we will need additional funding in connection with our continuing operations, including for the further development of our existing product candidates and to pursue other development activities related to additional product candidates.

With cash and cash equivalents of $127.6 million and deposits of $114.0 million as of March 31, 2025, the Company believes its cash and cash equivalents and deposits will be sufficient to fund its operations into the second half of 2027 and therefore for at least twelve months following the consolidated financial statements' publication.

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•
the initiation, progress, timing, costs and results of pre-clinical and clinic studies for our product candidates;
•
the capacity of manufacturing our products in France and in the United States;
•
the outcome, timing and cost of regulatory approvals by U.S. and non-U.S. regulatory authorities, including the possibility that regulatory authorities will require that we perform more studies than those that we currently expect;
•
the ability of our product candidates to progress through clinical development successfully;
•
the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
•
our need to expand our research and development activities;
•
our need and ability to hire additional personnel;

•
our need to implement additional infrastructure and internal systems, including manufacturing processes for our product candidates;
•
the effect of competing technological and market developments;
•
the cost of establishing sales, marketing and distribution capabilities for any products for which we may receive regulatory approval.

If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected.

Off-Balance Sheet Arrangements

As of March 31, 2025, we do not have any off-balance sheet arrangements as defined under SEC rules.

Item 3. Quantitative and Qualitative Disclosures About Market Risks

For quantitative and qualitative disclosures about market risk that affect us, see “Quantitative and Qualitative Disclosures About Market Risk in Item11 of Part I of the Annual Report. There have been no material changes in information that would have been provided in the context of Item 3 from the end of the preceding year until March 31, 2025.

Item 4. Controls and Procedures

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our disclosure controls and procedures and the effectiveness of our internal control over financial reporting at the end of each fiscal year. We issued management’s annual report on internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, as of December 31, 2024.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We have initiated an arbitration proceeding through the Centre de Médiation et d'Arbitrage de Paris, which, if the arbitral tribunal does not rule in our favor, may have negative impact on our business. For more information, see "Annual Report on Form 20-F for the year ended December 31, 2024 - Risk Factors - Risks Related to Our Reliance on Third Parties - Servier's discontinuation of its involvement in the development of CD19 Products and related disagreements may have adverse consequences". Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 1A. Risk Factors

There are no material changes to the risk factors described in Item 3.D. of Cellectis’ Annual Report on Form 20-F for the year ended December 31, 2024.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not Applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.